Exhibit (a)(9)

                          Media Contacts:
                          Robert D. Leahy
                                                  (803) 282-9571 (office)
                                                  (803) 234-0941 (home)

                         Analyst Contact:
                                                  Donald J. D'Antuono
                                                  (803) 282-9370 (office)
                                                  (803) 234-5899 (home)


FOR IMMEDIATE RELEASE
Thursday, November 16, 1995



                      BOWATER COMPLETES OFFER TO PURCHASE
                   8.40% Series C Cumulative Preferred Stock

Greenville, SC -- Bowater Incorporated (NYSE:BOW) today announced that its tender offer to purchase for cash all of the outstanding depositary shares representing its 8.40% Series C Cumulative Preferred Stock, dated October 16, 1995, expired as scheduled at 12:00 midnight (EST) on November 15, 1995.

         Based upon a preliminary count, approximately 2.3 million depositary shares, or nearly 70 percent of the outstanding depositary shares, were tendered pursuant to the offer. In accordance with the terms of the offer, the company will purchase all the depositary shares properly tendered for an aggregate purchase price of approximately $65.4 million. Approximately 1.1 million depositary shares will remain outstanding.

         The company expects to record a charge to retained earnings in the fourth quarter of approximately $9.9 million ($.22 per fully diluted share) for the costs associated with the transaction.

         Bowater Incorporated is the largest producer of newsprint in the U.S., and also makes coated and uncoated groundwood papers, bleached kraft pulp, continuous computer forms and lumber products. It has five paper mills, eight converting plants and 3.7 million acres of timberlands in the U.S. and Canada. Bowater Incorporated common stock is listed on the New York Stock Exchange, U.S. regional exchanges, the London Stock Exchange and the Swiss Stock Exchanges.

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